AB 3/29

PJB 3/10

SECURITIES AND EXCHANGE COMMISSION
W

12012388

SEC Mail Processing Section

FEB 28 2012

Washington, DC 123

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OptionsHouse, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 West Jackson Blvd., Suite 500
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Grigus (312) 444-8661
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
((Name – *if individual, state last, first, middle name*))

155 N. Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, Philip Grigus, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of OptionsHouse, LLC, as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Title

Notary Public

Notary Public State of Illinois
My Commission Expires 03/11/2012

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (h) Statement Regarding Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Statement of Financial Condition

OptionsHouse, LLC
December 31, 2011
With Report Report of Independent Registered
Public Accounting Firm

Ernst & Young LLP

Ernst & Young

OptionsHouse, LLC

Statement of Financial Condition

December 31, 2011

Contents

Ernst & Young

Ernst & Young LLP
155 North Wacker Drive
Chicago, IL 60606-1787

Tel: +1 312 879 2000
Fax: +1 312 879 4000

Report of Independent Registered Public Accounting Firm

The Member
OptionsHouse, LLC

We have audited the accompanying statement of financial condition of OptionsHouse, LLC (the Company) as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of OptionsHouse, LLC at December 31, 2011, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 24, 2012

OptionsHouse, LLC

Statement of Financial Condition

December 31, 2011

Assets		
Cash	$	3,487,051
Receivables from clearing brokers (net of allowance of $40,595)		6,504,977
Other brokerage-related receivables		1,641,642
Securities owned		13,305
Other assets		306,145
Total assets	$	11,953,120
Liabilities and member's equity		
Liabilities:		
Payable to Member	$	4,393,470
Accrued compensation		1,067,759
Securities sold, not yet purchased		9,434
Accounts payable, accrued expenses, and other liabilities		631,854
Total liabilities		6,102,517
Member's equity		5,755,922
Additional paid-in capital		94,681
Total equity		5,850,603
Total liabilities and equity	$	11,953,120

See accompanying notes.

1. Organization and Nature of Business

OptionsHouse, LLC (the Company) is a wholly owned subsidiary of PEAK6 Investments, L.P. (the Member). The Company is a registered broker and dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides online retail brokerage services. The Company commenced operations as a broker-dealer on November 1, 2005.

The Company clears retail and institutional customers' securities transactions on a fully disclosed basis through Penson Financial Services, Inc. (Penson) and portfolio margining customers' securities transactions on a fully disclosed basis through Goldman Sachs Execution and Clearing L.P. (GSEC).

2. Significant Accounting Policies

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles (U.S. GAAP) requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Receivables From Clearing Brokers

Receivables from clearing brokers relate to receivables from revenues earned, net of expenses incurred and allowances for customer debit balances, from customer transactions introduced to its clearing brokers. In addition, receivables from clearing brokers include proprietary trades pending settlement, cash, cash held in money market funds, and margin balances and are netted by broker in receivable from clearing brokers in the statement of financial condition. Any margin balances are collateralized by certain of the Company's securities and cash balances held by the clearing brokers. In relation to customer margin debit balances, the Company is charged interest at fluctuating rates based on broker call rates. Cash and securities at the clearing brokers that are related to securities sold, not yet purchased are partially restricted until the securities are purchased.

2. Significant Accounting Policies (continued)

Securities Owned and Securities Sold, Not Yet Purchased

Proprietary securities and derivative financial instrument transactions, which include securities sold, not yet purchased, are recorded on a trade-date basis. Dividends are recognized on the ex-dividend date, and interest is accrued as earned or payable.

Securities owned and securities sold, not yet purchased are carried at market or fair value. The Company values securities owned and securities sold, not yet purchased at independent market prices where readily available. Exchange-traded equity securities are based on quoted market prices. In the absence of quoted values, or when quoted values are not deemed to be representative of market values, securities owned and securities sold, not yet purchased are valued at fair value as determined by the Member. The resulting gains and losses are reflected in the statement of operations.

Securities sold, not yet purchased represent obligations to deliver specified securities at a future date at then-prevailing prices that may differ from the values reflected in the statement of financial condition. Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount reflected in the statement of financial condition. All equity securities are pledged to the clearing brokers on terms that permit the clearing brokers to sell or repledge the securities, subject to certain limitations.

Fixed Assets, Net of Accumulated Depreciation and Amortization

Fixed assets consist of equipment and are recorded at cost less accumulated depreciation and amortization. Equipment is depreciated or amortized using the straight-line method over the estimated useful lives of the assets.

Stock-Based Compensation

Stock-based compensation is recognized over the requisite service period of granted awards, which generally is the vesting period of such awards. The stock-based compensation for each award is calculated based on the grant-date fair value of each award, net of estimated forfeitures, according to Accounting Standards Codification (ASC) 718, *Stock Compensation.*

2. Significant Accounting Policies (continued)

Income Taxes

As a single-member limited liability company, the Company is not subject to federal income taxes. Instead, the Member is liable for federal income taxes on the taxable income of the Company. The Company may be subject to certain state and local taxes.

In accordance with the provision set forth in ASC 740, *Income Taxes*, management has reviewed the Company's tax positions for all open tax years, which includes 2006 through 2011, and concluded that as of December 31, 2011, a provision for income taxes is not required.

Recent Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Fair Value Measurements – Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS*, modifying ASC 820, *Fair Value Measurement*. ASU 2011-04 requires reporting entities to disclose: i) the amount of any transfers between Level 1 and Level 2, and the reasons for the transfers; and ii) for Level 3 fair value measurements, a) quantitative information about significant unobservable inputs used, b) a description of the valuation procedures used by the reporting entity, and c) a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs if a change in those inputs might result in a significantly higher or lower fair value measurement. The effective date of ASU 2011-04 is for annual periods beginning after December 15, 2011. The Company is currently evaluating the impact this new pronouncement will have on its financial statements.

In December 2011, the FASB issued ASU 2011-11, *Disclosures about Offsetting Assets and Liabilities*. ASU 2011-11 requires disclosures to make financial statements prepared under U.S. GAAP more comparable to those prepared under International Financial Reporting Standards. The requirements of ASU 2011-11 mandate that entities disclose both gross and net information about instruments and transactions eligible for offset in the statement of assets and liabilities as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, ASU 2011-11 requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements. The disclosures mandated by ASU 2011-11 are required for annual reporting periods beginning on or after January 1, 2013. The Company is evaluating the impact of ASU 2011-11 on its financial statements.

3. Financial Instruments

ASC 820 defines fair value as an exit price representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by prioritizing the use of the most observable input when available. Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the reporting entity; unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is deemed significant to the fair value measurement. When a valuation utilizes multiple inputs from varying levels of the fair value hierarchy, the hierarchy level is determined based on the lowest level input(s) that is (are) significant to the fair value measurement in its entirety.

Level 1: Valuations based on quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Valuations based on quoted prices for similar assets or liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly, for substantially the full term of the financial instrument. Financial instruments falling under Level 2 predominantly consist of over-the-counter products and other unquoted securities valued using broker quotes, where these can be corroborated to observable market data.

Level 3: Valuations based on inputs that are unobservable and deemed significant to the overall fair value measurement (including the Company's own assumptions used in determining the fair value of investments). Financial instruments included within Level 3 are predominantly over-the-counter products and other unquoted securities valued using broker quotes where there is little, if any, market activity for the asset or liability.

The inputs or methodology used for valuing financial instruments are not necessarily an indication of the risk associated with investing in those financial instruments.

3. Financial Instruments (continued)

The following table sets forth by level within the fair value hierarchy the Company's financial instruments owned, at fair value, and financial instruments sold, not yet purchased, at fair value, as of December 31, 2011:

	Level 1	Level 2	Level 3	Total
Cash equivalents (held at clearing broker)				
Money market funds	$ 4,151,880	$ –	$ –	$ 4,151,880
Securities owned				
Securities owned – equities	$ 5,805	$ –	$ –	$ 5,805
Securities owned – equity options	7,500	–	–	7,500
	$ 13,305	$ –	$ –	$ 13,305
Securities sold, not yet purchased				
Securities sold, not yet purchased – equities	$ 5,829	$ –	$ –	$ 5,829
Securities sold, not yet purchased – equity options	3,605	–	–	3,605
	$ 9,434	$ –	$ –	$ 9,434

At December 31, 2011, all of the Company's financial instruments are in Level 1 of the fair value hierarchy, are investments in money market funds and exchange-traded securities, and had readily available market values. For the year ended December 31, 2011, the Company held no financial instruments classified within Level 2 or Level 3.

4. Employee Benefit Plan

The Member sponsors a profit-sharing plan (the Plan) under Section 401(k) of the Internal Revenue Code covering all eligible employees of the Company. The Member may elect to match employees' contributions and make further discretionary contributions to the Plan, subject to certain limitations as set forth in the Plan agreement.

5. Related-Party Transactions

The Company and the Member are parties to an intercompany expense-sharing agreement that outlines the allocation of direct and indirect costs between the two entities. The Company reimburses all direct costs paid by the Member on its behalf. At December 31, 2011, $4,393,470 was due to the Member under the service agreement and is included in payable to Member in the statement of financial condition.

6. Derivative Financial Instruments

The Company, in connection with its proprietary trading activities, enters into various derivative transactions, including exchange-traded options. Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company may use derivative financial instruments in the normal course of its business to take speculative investment positions as well as for risk management purposes. Options held provide the Company with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written (sold) obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

ASC 815, *Derivatives and Hedging*, requires additional disclosure surrounding how and why the reporting entity uses derivative instruments, how those instruments are accounted for, and how they affect the Company's financial position, financial performance, and cash flows. The Company records its trading-related derivative activities on a fair-value basis.

6. Derivative Financial Instruments (continued)

The following table presents additional information about the effect of derivatives held by the Company, including the volume of the Company's derivative activities based on average number of contacts, categorized by primary risk exposure and reflected on the statement of financial condition as of December 31, 2011:

	Securities Owned		Securities Sold, Not Yet Purchased	
Primary Risk Exposure	**Fair Value**	**Average Number of Contracts***	**Fair Value**	**Average Number of Contracts***
Equity contracts	$ 7,500	69	$ 3,605	170

*Amounts reflect monthly average contracts outstanding for options.

Market Risk and Credit Risk

These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. Derivative financial instruments involve varying degrees of off-balance sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments. The Company utilizes various analytical monitoring techniques to control its exposure to market risk.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty non-performance is limited to the current cost to replace all contracts in which the Company has a gain. For exchange-traded derivatives, the clearing corporation acts as the counterparty of specific transactions and, therefore, bears the risk of delivery to and from counterparties to specific positions.

6. Derivative Financial Instruments (continued)

The Company clears all of its trades through GSEC or Penson. In the event a clearing broker does not fulfill its obligations, the Company may be exposed to risk of loss on securities owned and receivable from clearing broker. The Company attempts to minimize this risk by monitoring the creditworthiness of these clearing brokers.

7. Guarantees

The Company applies the provisions of ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing brokers for losses that they may sustain from the customer accounts introduced by the Company. In accordance with applicable margin lending practices and in conjunction with the clearing brokers, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions.

Under the terms of the Company's clearing agreements with its clearing brokers, the Company introduces its customers' accounts to the clearing brokers that will clear and maintain all of the Company's customers' account activities. In accordance with applicable margin lending practices and in conjunction with the clearing brokers' guidelines, customer balances are typically collateralized by cash and securities in the customers' accounts. Leverage involves securing a large potential future obligation with a lesser amount of cash or securities. The risks associated with margin credit and leverage increase during periods of fast market movements or in cases where leverage or collateral is concentrated and market movements occur. During such times, customers who utilize margin credit or leverage and have collateralized their obligations with securities may find that the securities have a rapidly depreciating value and may not be sufficient to cover their obligations in the event of liquidation. The Company is exposed to credit risk under its indemnification of its clearing brokers when customers introduced to the clearing brokers execute transactions, such as short sales of options and equities that can expose them to risk beyond their invested capital. However, compliance with the various guidelines is monitored daily, and pursuant to such guidelines, customers may be required to deposit additional collateral or reduce positions when necessary.

7. Guarantees (continued)

The margin and leverage requirements that the clearing brokers impose on customer accounts introduced by the Company meet or exceed those required by various regulatory requirements and Regulation T of the Board of Governors of the Federal Reserve. The amount of this risk is not quantifiable, as the risk is dependent upon analysis of a potential significant and undeterminable rise or fall in stock prices. As a result, the Company is exposed to significant off-balance sheet credit risk in the event customer collateral is not sufficient to fully cover losses that customers may incur and create an unsecured debit to be indemnified.

The Company maintains its cash balances at one financial institution. Interest-bearing accounts are insured by the Federal Deposit Insurance Corporation (the FDIC) up to $250,000 per depositor, per institution. Non-interest-bearing accounts are fully insured by the FDIC as of year-end. There were no uninsured balances at December 31, 2011, as all cash is held in non-interest bearing accounts. Management believes that the Company is not exposed to any significant credit risk on these cash balances.

In the normal course of trading activities, the Company trades and holds certain fair-valued derivative contracts. Such contracts include written option contracts that are not settled in cash. These written option contracts obligate the Company to deliver or take delivery of specified financial instruments at a contracted price in the event the holder exercises the option.

As of December 31, 2011, the maximum payouts for these contracts are limited to the notional amounts of each contract. Maximum payouts do not represent the expected future cash requirements, as the Company's written options positions are typically liquidated or expire and are not exercised by the holder of the option. In addition, maximum payout amounts, in the case of the exercise of written call options, may be offset by the subsequent sale of the underlying financial instrument if owned by the Company. The fair values of all written options contracts as of December 31, 2011, are included in securities sold, not yet purchased in the statement of financial condition.

8. Stock-Based Compensation

The Company maintains stock-based compensation in the form of an equity incentive plan (the Plan). All of the options outstanding pursuant to the Plan are options to buy common membership interests (interests) of the Company granted to employees of the Company. Under the terms of the Plan, the Company may grant eligible officers, employees, directors, and other individuals performing direct services for the Company equity incentive awards up to 10% of the total number of the Company's interests, representing up to 1,037,500 interests as of December 31, 2011. Also, options were granted representing 2.82% of the Company's interests to employees of the Company as of December 31, 2011.

Based on management's estimate, the fair value at the date of grant for options granted during the year ended December 31, 2011, was $891,363.

The vesting for each option grant is set by the Company. During 2011, all employee option grants had a vesting period of four years, except for one individual grant with a vesting period of two years. For the vesting period of four years, the options will vest with respect to 25% of the aggregate number of interests on each of the first four anniversaries of the grant date. In general, one-fourth of the options become exercisable on the first anniversary date following the grant. The remaining three-fourth becomes exercisable over the remaining three years. All options expire seven years after the date of the grant.

8. Stock-Based Compensation (continued)

The following table summarizes the option activities of the Plan for the Company's employees for the year ended December 31, 2011:

	Number of Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value
Outstanding at January 1, 2011	–	$ –	–	$ –
Granted to employees	292,250	8.00	6.56	–
Exercised by employees	–	–	–	–
Forfeited by employees	–	–	–	–
Outstanding at December 31, 2011	292,250	$ 8.00	6.56	$ –
Exercisable at December 31, 2011	–	$ –	–	$ –

8. Stock-Based Compensation (continued)

The following table summarizes the options outstanding and exercisable at December 31, 2011:

Range of Exercise Prices		Options Outstanding			Options Exercisable	
Low	High	Number	Weighted-Average Remaining Contractual Life	Weighted-Average Exercise Price	Number of Options Exercisable	Weighted-Average Exercise Price
$ 8.00	$ 8.00	292,250	$ 6.56	$ 8.00	–	$ –

The weighted-average grant-date fair value of options granted during the year was $3.05.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes option-pricing model. The model takes into account the stock price and exercise price at the grant date and the following assumptions:

Risk-free interest rate	1.2%
Expected volatility	44.0%
Annual dividend yield	0.0%
Expected term	4 years, 7 months

The risk-free interest rate assumption is based on the rate available on zero-coupon U.S. government issues with a remaining term similar to the expected life of the options. The expected volatility assumptions are based on the historical volatility of the industry counterpart's stock at the grant date. The annual dividend yield is based on the percentage of the dividend paid to the average stock price in each year. The expected term represents the period of time that options granted are expected by the Company to be outstanding.

9. Commitments and Contingencies

General Contingencies

In the ordinary course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss to be remote.

Legal Contingencies

In the ordinary course of business, the Company is subject to lawsuits, arbitrations, claims, and other legal proceedings. Management cannot predict with certainty the outcome of pending legal proceedings. A substantial adverse judgment or other resolution regarding the proceedings could have a material adverse effect on the Company's financial condition, results of operations, and cash flows. However, in the opinion of management, after consultation with legal counsel, the outcome of any pending proceedings is not likely to have a material adverse effect on the financial condition, results of operations, and cash flows of the Company.

10. Net Capital Requirements

The Company, as a registered broker-dealer with the Securities and Exchange Commission (SEC), is subject to the net capital requirements of the SEC Uniform Net Capital Rule 15c3-1 (the Rule) of the Securities and Exchange Act of 1934 administered by the SEC and FINRA. The Company is required to maintain net capital equal to the greater of 6 2/3% of aggregate indebtedness or $250,000, as these terms are defined. At December 31, 2011, the Company had net capital of $3,721,465, which was $3,315,259 in excess of its required net capital of $406,206. At December 31, 2011, its percentage of aggregate indebtedness to net capital was 163.73%.

The Rule may effectively restrict advances to affiliates or capital withdrawals.

11. Subsequent Events

Management has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. Management has determined that there are no material events or transactions that would affect the Company's financial statements or require disclosure in the Company's financial statements through this date.

Ernst & Young LLP

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